February 23, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Lakes Entertainment, Inc. Registration Statement on Form S-3 SEC File No. 333-139783
Ladies and Gentlemen:
               Lakes Entertainment, Inc., a Minnesota corporation (the “Company”), hereby requests that the effective date of the above-described Registration Statement be accelerated to 9:00 a.m., Eastern Time, on Friday, February 28, 2007, or as soon as possible thereafter.
               In connection with this acceleration request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Lakes Entertainment, Inc.

/s/ Timothy J. Cope

Timothy J. Cope, President and CFO